August 28, 2009

United States Securities and Exchange Commission

1 Station Place, N.E.

Mail Stop 4631

Washington, D.C. 20549-4631

Attn: Tracey McKoy, Division of Corporation Finance

RE:	Northwest Pipe Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement
Filed April 3, 2009
File No. 000-27140

Dear Ms. McKoy:

Thank you for your comments regarding the above referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comments made in your letter dated July 23, 2009 and our responses thereto:

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations, page 22

1. Comment: While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis generally does not quantify these effects or discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

•

You mention three different factors contributing to the decrease in Water Transmission sales in 2008, without quantifying the impact of each factor or providing analysis of each event sufficient for an investor to understand its impact on your operations and potential to affect future periods.

•

You state Water Transmission gross profit decreased primarily due to the decreased plant utilization in the fourth quarter of 2008. You do not discuss the underlying reasons for the decreased plant utilization in any detail or quantify its effects.

•

You state the “majority” of the increase in gross profit from Tubular products is a result of increased volume of energy product at higher unit sales, without quantifying the separate impact from the increased volume and the increased quantity or explaining the underlying reasons for either. It is also not clear whether other significant items impacted gross profit.

•

While you mention Tubular Products sales in 2008 benefited from increased prices accompanying rising steel costs, there is no analysis of the impact of steel prices on the cost of your raw materials and no discussion of the effect on the operations in your Water Transmissions business. It appears an investor would benefit from an in-depth analysis of the changes in the cost of purchased steel, including a discussion of your ability to adjust selling prices, explanation of restrictions on such ability, and analysis of the impacts on various line items of your income statement.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. In future filings please expand the discussion of results of operations to quantify the impact of the events disclosed, describe their underlying causes, and provide additional analysis. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov.rules/interp/33-8350.htm.

Response: We have noted your comment and will expand the discussion of results of operations to quantify the impact of the events disclosed, describe their underlying causes, and provide additional analysis, if this information exists and is meaningful. To address the specific issues you identified, we would like to note the following:

•

It may be helpful to emphasize that our Water Transmission segment is contract oriented, and accounted for using the percentage-of-completion method of accounting; as such, it is difficult to accurately quantify the effects on the calculation of sales of events that do not occur, such as postponed projects and production downtime. In general, it would be speculation to quantify the effect on sales, and would not be an accurate portrayal of the business as seen through the eyes of management.

•

The reasons for the decrease in the Water Transmission sales are the same reasons for the decrease in Water Transmission plant utilization, and we did not believe that repetition was necessary; we recognize this may not have been made clear in our document, and will endeavor to improve that correlation in future filings.

•

We will enhance our disclosure in future filings to quantify the effects of changes in prices and volumes of products sold whenever that information is material. We included no other discussion of items impacting gross profit as we did not believe there were other items that would provide useful material information to investors.

•

We will enhance our disclosure in future filings by providing a more thorough discussion of the effect of fluctuations in steel costs when material. Volatility in steel prices and, likewise, the selling prices of our Water Transmission products generally does not have a material impact on our Water Transmission gross profit, as we are able to lock in our steel costs at the time contracts are awarded, passing along the fluctuations to our customers.

We recognize that one of our most important responsibilities is to communicate in a clear and straightforward manner, and will strive in future filings to focus on material information that promotes an understanding of our business.

Liquidity and Capital Resources, page 24

2. Comment: You disclose on page F-10 that one customer accounted for 20% of total accounts receivable. Please revise future filings to address the significance of this one customer to your liquidity and please alert investors to any signs of liquidity problems or slow payments related to this material customer. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response: In future filings, when we expect a concentration of credit risk to affect our liquidity, we will provide additional disclosure to address the significance on the amounts and certainty of our cash flows. Supplementally, we advise the Staff that at the time of the above referenced filings, we did not expect this concentration to affect our liquidity or our cash flows and that the customer who accounted for 20% of total accounts receivable at December 31, 2008 accounted for 2% as of March 31, 2009.

3. Comment: To the extent that future non-compliance of any covenant on your line of credit or long-term debt is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants in MD&A. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: In future filings, when future non-compliance of any debt covenant is reasonably likely, we will provide the additional disclosure referenced above. Supplementally, we advise the Staff that at the time of the above referenced filings, non-compliance with our debt covenants was not reasonably likely.

Critical Accounting Policies, page 19

4. Comment: You disclose on page 19 that you expect the recessionary environment to have the biggest impact to your tubular products group, and tubular products sales decreased by 25% to $22.5 million in the first quarter of 2009 from $30.1 million in the first quarter of 2008. We note the entire goodwill balance is allocated to tubular products. In future filings please expand your policy for testing goodwill for impairment to describe the assumptions used, including a sensitivity analysis of significant assumptions and a discussion as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance. For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, market multiples and the assumptions underlying other valuation methodologies you utilized. Provide an explanation of how you weighted or evaluated the various valuation methodologies used. Refer to Sections 216 and 501.14 of the Financial Reporting Codification for guidance and Release No. 33- 8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: In future filings, we intend to expand the discussion of our policy for testing goodwill for impairment to describe the types of assumptions used and a discussion as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. Below is the proposed modified disclosure (italicized text is new disclosure):

“Goodwill related to the Company’s Tubular Products Group of $21.5 million at December 31, 2008 and 2007 represents the excess of cost over the assigned value of the net assets in connection with all acquisitions. Goodwill is reviewed for impairment in accordance with Statement of Financial Accounting Standard (“SFAS”) 142 “Goodwill and Other Intangible Assets.” SFAS 142 requires that goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. The Company reviews for impairment by comparing the fair value of the Tubular Products reporting unit to the carrying value. As required under SFAS 142, an annual assessment for impairment of the goodwill was performed as of December 31, 2008 and 2007; based on the analysis, the Company believes no impairment of goodwill exists.

The valuation methodologies used to estimate the fair value of the Tubular Products reporting unit, each of which were weighted equally, were: the discounted cash flow method; a market capitalization approach that allocated a portion of the Company’s total market capitalization to the Tubular Products Group, and then applied a control premium; and three separate enterprise valuations determined by applying multiples, based on other publicly traded peer companies, to the Tubular Products Group assets, revenues, and earnings. The valuation methodologies rely upon significant judgments and assumptions made by management, the most significant of which relate to revenue growth, gross margins, the discount rate, which reflects the weighted average cost of capital, the allocation of total market capitalization, and the peer companies selected. The use of alternate judgments or assumptions, or a different weighting of the methodologies, could result in an estimate of fair value that differs from the Company’s estimate, and result in the recognition of impairment charges in the financial statements in future periods. ”

In addition to the disclosure above, supplementally we advise the Staff that we performed separate calculations to determine the sensitivity to changes in our growth rate, discount rate, and control premium on our conclusion, and noted the fair value continued to significantly exceed the carrying value in each scenario. We are not aware of any known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. We respectfully submit that, having disclosed the methodology used to arrive at specific metrics used in the impairment analysis, disclosure of the specific metrics themselves would not materially enhance the reader’s understanding of these impairment considerations or provide meaningful additional insight as to the possibility of future impairments.

Long-Lived Assets, page 20

5. Comment: In February 2009 you announced a temporary shutdown of your Utah facility because you did not anticipate sufficient near-term work located nearby to justify its operation. Please tell us whether you assessed these assets for impairment. If so, please tell us the contributing factors that supported your conclusion these assets were not impaired. Refer to SFAS 144 for guidance.

Response: The assets at our Utah facility are comprised of machinery and equipment, primarily, as we are under an operating lease for the buildings and land. Due to the nature of our manufacturing process and the equipment used in the process, our machinery and equipment assets are long-lived and the risk of obsolescence is low. Each of our Water Transmission facilities, of which Utah is one, has equipment that is interchangeable, as the same product can, for the most part, be produced at any one of our six facilities; as such, it is not unusual for us to move equipment amongst facilities, which we are, in fact, currently doing with many pieces of the Utah equipment. Because of these facts, we came to the conclusion that the carrying value of our Utah facility assets is recoverable, and in accordance with SFAS 144, we did not perform a test of impairment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

6. Comment: Tubular products sales in the first quarter fell 60% from the fourth quarter of 2008, and gross profit fell 89% from the prior quarter. Please explain how you considered the guidance in paragraph 28 of SFAS 142 in considering the need for interim impairment testing of goodwill. Specifically address how you considered the significant adverse change in the business climate since your annual testing, as applicable.

Response: In order to determine if an interim goodwill impairment test was necessary in the first quarter of 2009, we gave consideration to the events that occurred and the changes in circumstances since the last goodwill impairment test. We specifically considered the change in the business climate, but did not believe it to be a significant adverse change for the reasons discussed below; as such, we determined that it was not more likely than not that the fair value of the Tubular Products reporting unit was reduced below its carrying amount.

2008 was a record year for the Tubular Products Group, and based on what we were experiencing by the end of 2008, we did not expect record results to recur in 2009. Our forecast contemplated a decline in sales and gross profit in 2009 compared to 2008, as well as long term growth rates that were consistent with our growth prior to the record year. Our Tubular Products Group has experienced challenging economic environments in the past, and we expect to continue to experience both periods of prosperity and hardship in the future. The results of our annual impairment test performed at December 31, 2008 indicated the fair value of the Tubular Products Group exceeded the carrying value by 76 percent, and we did not believe the change in the business climate would change the overall conclusion reached at that time.

7. Comment: We note the decline in net sales for your tubular products for the quarter ended March 31, 2009 as compared to the same period on 2008. You attribute this change due to falling demand and rapidly declining sales prices. In future filings please include a discussion that explains the reason for the falling demand and the outlook for future periods. Furthermore, given your statement regarding the rapid decline in the sales prices for your tubular products please tell us whether you assessed your inventory for impairment. Refer to Sections 501.04, .05 and .14 of the Financial Reporting Codification for guidance and Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: In future filings, we will expand the discussion of results of operations to discuss underlying causes for material changes in our results of operations, and will provide a discussion of the outlook when it is reasonably likely to have a material effect on our business. Furthermore, because of the character and composition of our inventory, we evaluate inventory in total and while it is true that we experienced declining sales prices for our tubular products (and continued to experience increasingly depressed prices in the second quarter of 2009, as well), we expect this to be temporary. In accordance with ARB 43, where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, due to any number of factors including changes in price levels, the difference shall be recognized as a loss of the current period. Because our tubular products business is subject to fluctuations based on economic conditions, we believe the impact of the current recessionary economy will have a temporary effect on our business and do not believe an impairment loss should be recorded in the current period. This judgment is further supported by current trends in steel costs, which are showing a slow increase and which will generally result in increases in our sales prices.

Definitive Proxy Statement Filed April 3, 2009

Executive Compensation

Compensation Discussion and Analysis, page 10

8. Comment: Please provide us with an expanded analysis of how you determined and why you paid each of the particular levels and forms of compensation for the most recently completed fiscal year. For example, you provide little, if any, discussion of how you determined the amounts of the incentive bonuses received by your named executive officers. Please provide sufficient quantitative and qualitative analysis of the factors that your compensation committee considered in making specific compensation awards, e.g., the extent to which compensation compares to that of the benchmarked companies, achievement of business objectives, individual performance, and other internal and external factors. Please explain and place in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(iii), (v) and (vi) of Regulation S-K.

Response: We advise the Staff, and will revise the disclosure in our 2010 proxy statement to make more clear, that there are no specific quantitative factors that are considered by the Compensation Committee in determining the composition of compensation paid to our executives. Rather, the Compensation Committee has determined to use the five elements of compensation (base salary, performance-based incentive compensation, long-term incentive compensation (which has been phased out and replaced by the long-term equity incentive awards), retirement benefits and perquisites and other personal benefits) at their discretion based on the committee members’ business experience and judgment. Furthermore, we advise the Staff that the Compensation Committee engaged an independent compensation consultant specifically to review the design of the long-term incentive compensation program and to serve as a broad “market check” of the relative long-term compensation levels of the Company’s executives as compared to the market, but did not engage the consultant to provide a quantitative analysis of each of the elements of compensation.

We also advise the Staff, and will revise the disclosure in our 2010 proxy statement to make more clear, that the performance-based incentive compensation program, while based on the achievement of revenue growth, earnings growth, and performance compared to budget, is also affected by individual performance, and is subject to final adjustment and approval at the discretion of the Compensation Committee, based on all factors deemed relevant by the Compensation Committee.

9. Comment: We note your disclosure on page 5 that the Committee-does not use specific benchmark levels as the principal factor in its compensation discussions; however, your disclosure on page 10 referring to the Committee’s evaluation of compensation paid to similarly situated executives of the Company’s peer companies indicates that you have engaged in benchmarking of total or material elements of compensation. With a view toward future disclosure, please tell us what impact survey data provided by your compensation consultant had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response: As noted in our response to comment 8, the Compensation Committee did not engage a consultant to provide benchmark or survey data on all forms of compensation to our executives, but rather specifically to provide services in the design of our long-term incentive compensation program. What our Compensation Committee does use is broad, market based survey data from organizations such as salary.com and WorldatWork. We will clarify this approach in the 2010 Proxy Statement.

Performance-Based Incentive Compensation. Page 11

10. Comment: We note that “[a]wards are based on the Company’s achievement of certain financial performance measures for the year, including sales and net income measures.” We further note that you have not disclosed these performance targets. As these targets appear to be material to an understanding of your compensation policies and decisions for your named executive officers, we believe these targets should be disclosed. Please tell us what the targets were and provide us with a materially complete analysis as to why you have not publically disclosed the targets. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the undisclosed information and the likelihood that the disclosure of this information would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standard for treating the information confidentially. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response: We advise the Staff that, as discussed in our response to Comment 8, while the performance based incentive compensation is based on the achievement of certain financial measures, as well as individual performance, it is subject to final adjustment and approval by the Compensation Committee. As such, we have historically presumed that this information was not material to an investor’s understanding of our compensation program, and that disclosure of the quantitative performance measures was not relevant. However, we acknowledge the Staff’s comment, and intend to supplement the current disclosure with that proposed below in our 2010 proxy statement:

“Awards are based in part on the Company’s achievement of the following performance measures: current year earnings as percent of prior year earnings, current year revenues as a percent of prior year revenues, and current year performance as compared to the budget. The Compensation Committee has established target awards for the satisfaction of these performance measures. The final amount of these awards is subject to adjustment at the discretion of the Committee. When earnings are 100% of prior year earnings, Mr. Dunham’s target award is 25% of his base salary, Ms. Welty’s, Mr. Mahoney’s and Mr. Stokes’ target awards are 20% of their base salary, and Mr. Jenkins’ target award is 15% of his base salary. These amounts are adjusted down to 0% if current year earnings fall below 80% of prior year earnings, or up to 80%, 75% and 70%, respectively, if current year earnings exceed prior year earnings by 150%. When current year revenues are 100% of prior year revenues, Mr. Dunham’s target award is 15% of his base salary, Ms. Welty’s, Mr. Mahoney’s and Mr. Stokes’ target awards are 12% of their base salary, and Mr. Jenkins’ target award is 9% of his base salary. These amounts are adjusted down to 0% if current year revenues fall below 80% of prior year revenues, or up to 39%, 36% and 33%, respectively, if current year revenues exceed prior year revenues by 150%. When current year performance is 100% of the budget, Mr. Dunham’s target award is 10% of his base salary, Ms. Welty’s, Mr. Mahoney’s and Mr. Stokes’ target awards are 8% of their base salary, and Mr. Jenkins’ target award is 6% of his base salary. These amounts are adjusted down to 0% if current year performance falls below 70% of the budget, or up to 30%, 28% and 26%, respectively, if current year performance exceeds the budget by 150%. Each of these amounts can be adjusted by the Compensation Committee at their discretion, based on individual performance and other factors deemed relevant by the Compensation Committee.”

11. Comment: We note from the “Bonus” column of your summary compensation table that you paid discretionary bonuses during 2008. With a view toward future disclosure, please provide us with a materially complete description of the factors that went into the decision to pay the discretionary bonuses.

Response: We advise the Staff that, as discussed in our responses to Comments 8, 9 and 10, our Performance Based Incentive Compensation represents an annual bonus that is subject to the discretion of the Compensation Committee, and as such has been included in the “Bonus” column of our summary compensation table. The factors that are considered in the decision to pay the performance based incentive compensation, as disclosed in the Proxy, include individual performance and the satisfaction of certain performance measures, as described in our response to Comment 10. The actual amount of any such payment is subject to the discretion of the Compensation Committee based on factors deemed relevant, such as external factors affecting the Company, or the occurrence of unusual or infrequent events.

12. Comment: We note your disclosure that you have omitted certain schedules to Exhibits 10.12, 10.13 and 10.14. Please tell us why you believe that you can properly omit these schedules. In this regard, we note that the grounds for omission of schedules set forth in Item 601(b)(2) of Regulation S-K do not appear to apply to Exhibits 10.12, 10.13 and 10.14.

Response: Exhibits 10.12 and 10.13 (including all schedules and exhibits) have been re-filed today with a Current Report on Form 8-K. Exhibit 10.14 did not have any schedules or exhibits.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (360) 397-6250 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Stephanie J. Welty
Stephanie J. Welty
Senior Vice President, Chief Financial Officer